UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

            This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B., as amended (File No. 333-144460) filed on July 10, 2007.

                                       Third-Quarter 2007 Results
                                          FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales increased 8.9%, and consolidated operating income increased 4.2%

➢	Television Broadcasting sales increased 3.4%, and operating segment income increased 5.9%, reaching a record third-quarter margin of 51.9%

➢	During the first nine months of the year, the Company repurchased 54 million CPOs for approximately Ps.3,271 million

Consolidated Results

Mexico City, D.F., October 18, 2007—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”) today announced results for third quarter 2007. The results have been prepared in accordance with Mexican Financial Reporting Standards and are adjusted in millions of Mexican pesos in purchasing power as of September 30, 2007.

The following table sets forth a condensed consolidated statement of income for the three months ended September 30, 2007 and 2006, in millions of Mexican pesos, as well as the percentage of net sales that each line represents, and the percentage change when comparing third quarter 2007 with third quarter 2006:

	3Q 2007	Margin %	3Q 2006	Margin%	Change%
Net sales	10,422.4	100.0	9,569.7	100.0	8.9
Operating income	3,801.4	36.5	3,649.8	38.1	4.2
Consolidated net income	2,619.9	25.1	2,819.5	29.5	(7.1)
Majority interest net income	2,363.9	22.7	2,580.6	27.0	(8.4)

Consolidated net sales increased 8.9% to Ps.10,422.4 million in third quarter 2007 compared with Ps.9,569.7 million in third quarter 2006. This increase reflected higher sales in our Other Businesses, Television Broadcasting, Pay Television Networks, Publishing, Sky Mexico, Cable Television, and Publishing Distribution segments that were partially offset by lower sales in our Programming Exports segment.

Consolidated operating income increased 4.2% to Ps.3,801.4 million in third quarter 2007 compared with Ps.3,649.8 million in third quarter 2006. This increase was attributable to higher sales that were partially offset by higher cost of sales and operating expenses.

Majority interest net income decreased 8.4% to Ps.2,363.9 million in third quarter 2007 compared with Ps.2,580.6 million in third quarter 2006. The net decrease of Ps.216.7 million reflected i) a Ps.6.6 million increase in equity in losses of affiliates, net; ii) a Ps.1,040.1 million increase in income taxes; and iii) a Ps.17.1 million increase in minority interest net income. These unfavorable changes were partially offset by i) a Ps.151.6 million increase in operating income; ii) a Ps.26.6 million decrease in other expense, net; and iii) a Ps.668.9 million decrease in integral cost of financing.

Third-Quarter Results by Business Segment

The following table presents third-quarter results ended September 30, 2007 and 2006, for each of our business segments. Amounts are presented in millions of Mexican pesos in purchasing power as of September 30, 2007.

Net Sales	3Q 2007%		3Q 2006%		Inc. %
Television Broadcasting	5,357.2	49.9	5,181.6	52.4	3.4
Pay Television Networks	470.4	4.4	351.3	3.6	33.9
Programming Exports	585.5	5.4	597.2	6.0	(2.0)
Publishing	811.8	7.6	703.8	7.1	15.3
Publishing Distribution	111.5	1.0	103.5	1.1	7.7
Sky Mexico	2,059.7	19.2	1,952.1	19.7	5.5
Cable Television	605.1	5.6	516.3	5.2	17.2
Other Businesses	744.6	6.9	485.2	4.9	53.5
Segment Net Sales	10,745.8	100.0	9,891.0	100.0	8.6
Intersegment Operations[1]	(323.4)		(321.8)		(0.5)
Disposed Operations[2]	-		0.5		-
Consolidated Net Sales	10,422.4		9,569.7		8.9

Operating Segment Income (Loss)[3]	3Q 2007	Margin %	3Q 2006	Margin %	Inc. %
Television Broadcasting	2,782.0	51.9	2,626.3	50.7	5.9
Pay Television Networks	301.7	64.1	186.5	53.1	61.8
Programming Exports	283.4	48.4	289.0	48.4	(1.9)
Publishing	155.5	19.2	146.2	20.8	6.4
Publishing Distribution	5.5	4.9	3.2	3.1	71.9
Sky Mexico	988.6	48.0	975.5	50.0	1.3
Cable Television	219.9	36.3	216.4	41.9	1.6
Other Businesses	(16.9)	(2.3)	(16.0)	(3.3)	(5.6)
Operating Segment Income	4,719.7	43.9	4,427.1	44.8	6.6
Disposed Operations[2]	-	-	(24.4)	(0.3)	-
Corporate Expenses	(86.0)	(0.8)	(85.8)	(0.9)	(0.2)
Depreciation and Amortization	832.3	8.0	667.1	7.0	24.8
Consolidated Operating Income	3,801.4	36.5	3,649.8	38.1	4.2

[1] For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Reflects the results of operations of one of the Company’s soccer teams.
[3] Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization, corporate expenses, and disposed operations.

Television Broadcasting
Third-quarter sales increased 3.4% to Ps.5,357.2 million compared with Ps.5,181.6 million in third quarter 2006. This increase was driven by higher advertising sales, which was partially offset by an unfavorable comparison resulting from the transmission of certain games of the FIFA World Cup in the third quarter of 2006.

Third-quarter operating segment income increased 5.9% to Ps.2,782 million compared with Ps.2,626.3 million in third quarter 2006, and the margin increased to 51.9%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses.

Pay Television Networks
Third-quarter sales increased 33.9% to Ps.470.4 million compared with Ps.351.3 million in third quarter 2006. This increase reflects i) higher revenues from channels sold in Mexico and Latin America; ii) higher advertising sales; and iii) higher sales in TuTV, our pay-television joint venture with Univision.

Third-quarter operating segment income increased 61.8% to Ps.301.7 million compared with Ps.186.5 million in third quarter 2006, and the margin increased to 64.1%. These results were driven by higher sales and lower operating expenses that were partially offset by an increase in cost of sales.

Programming Exports
Third-quarter sales decreased 2% to Ps.585.5 million compared with Ps.597.2 million in third quarter 2006. This decrease reflects a negative translation effect on foreign-currency-denominated sales amounting to Ps.12.5 million. This decrease was partially offset by i) a 3.5% increase in royalties from Univision; and ii) higher programming sales to Asia and Africa.

Third-quarter operating segment income decreased 1.9% to Ps.283.4 million compared with Ps.289 million in third quarter 2006, and the margin remained at 48.4%. These results were driven by lower sales that were partially offset by lower cost of sales and operating expenses.

Publishing
Third-quarter sales increased 15.3% to Ps.811.8 million compared with Ps.703.8 million in third quarter 2006. This increase reflects a greater number of advertising pages sold as well as higher revenues from magazine circulation in Mexico and abroad. Additionally, as of September 1, 2007, we began consolidating in our financial statements the operations of Editorial Atlántida, which represented incremental sales of Ps.43.3 million.

Third-quarter operating segment income increased 6.4% to Ps.155.5 million, compared with Ps.146.2 million in third quarter 2006; the margin was 19.2%. These results were driven by higher sales that were partially offset by higher cost of sales and operating expenses, which reflected primarily the consolidation of Editorial Atlántida.

Publishing Distribution
Third-quarter sales increased 7.7% to Ps.111.5 million compared with Ps.103.5 million in third quarter 2006. This increase reflects higher circulation abroad of magazines published by the Company and by third parties.

Third-quarter operating segment income increased 71.9% to Ps.5.5 million compared with Ps.3.2 million in third quarter 2006, and the margin increased to 4.9%. These results reflect higher sales that were partially offset by an increase in cost of sales and operating expenses.

Sky Mexico
Third-quarter sales increased 5.5% to Ps.2,059.7 million compared with Ps.1,952.1 million in third quarter 2006, reflecting an increase in the subscriber base in Mexico and the launch of Sky operations in Central America, which was partially offset by an unfavorable comparison resulting from advertising and pay-per-view revenues related to the transmission of certain games of the FIFA World Cup in the third quarter of 2006. As of September 30, 2007, the number of gross active subscribers increased to 1,542,466 (including 107,386 commercial subscribers), compared with 1,411,618 (including 86,155 commercial subscribers) as of September 30, 2006.

Third-quarter operating segment income increased 1.3% to Ps.988.6 million compared with Ps.975.5 million in third quarter 2006, and the margin reached 48%. These results came from higher sales and lower operating expenses that were partially offset by higher cost of sales related mainly to an increase in subscriber acquisition cost due to the high number of subscriber additions during the quarter, higher promotion expenses, and the start-up costs of the operations in Central America.
During third quarter 2007 Sky started operations in Costa Rica and the Dominican Republic. Sky expects to launch operations in Nicaragua shortly and in Panama and Guatemala during first quarter 2008.

Cable Television
Third-quarter sales increased 17.2% to Ps.605.1 million compared with Ps.516.3 million in third quarter 2006. This increase was attributable to i) a 13.2% increase in the number of subscribers, which, as of September 30, 2007, reached 538,073, all of which are digital subscribers, compared with 475,506 subscribers (including 411,015 digital subscribers) reported during third quarter 2006; ii) a 53.3% increase in broadband subscribers to 132,585 compared with 86,470 reported during third quarter 2006; iii) a 3% average rate increase effective March 1, 2007; and iv) higher advertising sales.

Third-quarter operating segment income increased 1.6% to Ps.219.9 million compared with Ps.216.4 million in third quarter 2006, and the margin reached 36.3%. These results reflected higher sales that were partially offset by an increase in programming and advertising expenses and the start-up costs associated with the telephony service.

Other Businesses
Third-quarter sales increased 53.5% to Ps.744.6 million compared with Ps.485.2 million in third quarter 2006. This increase was attributable to higher sales in our gaming, internet portal, feature-film distribution, soccer, and radio businesses.

Third-quarter operating segment loss increased to Ps.16.9 million compared with a loss of Ps.16 million in third quarter 2006, reflecting higher cost of sales and operating expenses that were partially offset by higher sales.

Corporate Expense
We recognized a share-based compensation expense for the third quarter 2007 and 2006 of approximately Ps.37.3 million and Ps.43.1 million, respectively. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to our officers and employees and is recognized as a corporate expense over the related vesting period by accruing in majority stockholders’ equity.

Non-operating Results

Other expense, net
Other expense, net, decreased by Ps.26.6 million, or 44.7%, to Ps.32.9 million in third quarter 2007, compared with Ps.59.5 million in third quarter 2006. This decrease reflected primarily a gain on disposition of investment as well as a reduction in donations in third quarter 2007. These favorable variances were partially offset by an increase in advisory and professional legal services.

Integral cost of financing
The following table sets forth our integral cost of financing for the three months ended September 30, 2007 and 2006, in millions of Mexican pesos in purchasing power as of September 30, 2007, which consisted of:

	3Q 2007	3Q 2006	Increase (decrease)
Interest expense	523.7	498.1	25.6
Interest income	(456.4)	(285.2)	(171.2)
Foreign exchange (gain) loss, net	(198.8)	442.0	(640.8)
Loss from monetary position, net	157.9	40.4	117.5
Integral cost of financing, net	26.4	695.3	(668.9)

The integral cost of financing, net, decreased by Ps.668.9 million, to Ps.26.4 million in third quarter 2007 from Ps.695.3 million in third quarter 2006. This decrease reflected primarily i) a Ps.640.8 million foreign exchange favorable effect resulting primarily from our net monetary foreign currency asset position, in conjunction with a 1.15% depreciation of the Mexican peso against the U.S. dollar in third quarter 2007 compared with a 3.26% appreciation of the Mexican peso against the U.S. dollar in third quarter 2006; and ii) a Ps.171.2 million increase in interest income primarily in connection with a higher amount of temporary investments in third quarter 2007 compared with last year’s third quarter. These favorable variances were partially offset by i) a Ps.25.6 million increase in interest expense, due primarily to a higher principal amount of long-term debt in third quarter 2007; and ii) a Ps.117.5 million increase in loss from monetary position resulting primarily from a higher average of net monetary asset position in third quarter 2007 compared with third quarter 2006.

Equity in losses of affiliates, net
Equity in losses of affiliates, net, increased by Ps.6.6 million, or 4.6%, to Ps.149 million in third quarter 2007 compared with Ps.142.4 million in third quarter 2006. This increase reflected primarily a reduction of equity in income of OCEN, a live-entertainment venture in Mexico, and EMI Televisa Music, a music joint-venture in the United States. These unfavorable variances were partially offset by a reduction of equity in loss of La Sexta, a free-to-air television channel in Spain.

Income taxes
Income taxes increased by Ps.1,040.1 million, to an income tax provision of Ps.973.2 million in third quarter 2007 from an income tax benefit of Ps.66.9 million in third quarter 2006 that resulted from a non-recurring tax deduction.

Minority interest net income
Minority interest net income increased by Ps.17.1 million, or 7.2%, to Ps.256 million in third quarter 2007, from Ps.238.9 million in third quarter 2006. This increase primarily reflected the portion of consolidated net income attributable to interests held by minority equity owners in our Sky Mexico business.

Other Relevant Information

Capital expenditures and investments
In third quarter 2007, we invested approximately US$88.5 million as capital expenditures, including approximately US$19.7 million for our Cable Television segment, US$31 million for our Sky Mexico segment, US$10.7 million for our gaming business, and US$27.1 million for our Television Broadcasting segment and other businesses. We also made additional equity investments related to our 40% interest in La Sexta in the aggregate amount of €5.2 million.

In third quarter 2007, we acquired Editorial Atlántida, S.A., a leading magazine publishing company in Argentina, for an aggregate amount of approximately US$78.5 million. In addition, Cablestar, S.A. de C.V., a 70% owned-subsidiary of Empresas Cablevisión, S.A.B. (BMV: CABLE), in which Televisa owns a 51% equity stake, signed an agreement to acquire the majority of the assets of Bestel, a privately held, facilities-based telecommunications company in Mexico, for US$256 million in cash plus an additional capital contribution of US$69 million, for a total cash amount of US$325 million. The transaction is subject to certain conditions, including the approval of regulatory authorities in Mexico.

Debt and satellite transponder lease obligation
Our total consolidated debt and satellite transponder lease obligation as of September 30, 2007 and 2006, was (in millions of Mexican pesos):

	3Q 2007	3Q 2006	Increase (decrease)
Current portion of long-term debt	487.2	1,128.6	(641.4)
Long-term debt (excluding current portion)	21,944.1	18,649.0	3,295.1
	22,431.3	19,777.6	2,653.7
Current portion of satellite transponder lease obligation	95.0	88.3	6.7
Long-term satellite transponder lease obligation (excluding current portion)	1,061.1	1,205.3	(144.2)
	1,156.1	1,293.6	(137.5)

As of September 30, 2007, our consolidated net cash position (cash and temporary investments less total debt) was of Ps.4,815 million, compared with a consolidated net debt position (total debt less cash and temporary investments) of Ps.1,721.5 million, as of September 30, 2006. Temporary investments include Ps.2,912.2 million and Ps. 1,087 million of long-term temporary investments in 2007 and 2006, respectively.

Registration of 8.49% Senior Notes due 2037
In September 2007, we concluded the exchange of unregistered 8.49% Senior Notes due 2037 for registered 8.49% Senior Notes due 2037. As a result, approximately 99.3% of the Senior Notes issued in second quarter 2007 for an aggregate principal amount of Ps.4,500 million, were registered with the U.S. Securities and Exchange Commission.

Share buyback program
During third quarter 2007, we repurchased approximately 13 million CPOs in the aggregate nominal amount of approximately Ps.728.1 million.

Television ratings and audience share
National urban ratings and audience share reported by IBOPE confirm that Televisa continued to deliver strong ratings and audience shares in third quarter 2007. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69.3%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 69.7%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 71.3%.

Outlook for 2007
We expect Television Broadcasting sales to decrease by approximately 3% during the year and we expect our full-year operating segment income margin to be close to 50%.

About Televisa
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, gaming, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Televisa Investor Relations Contacts:	Televisa Media Relations Contacts:
Michel Boyance María José Cevallos Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Manuel Compeán Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007, AND DECEMBER 31, 2006
(Millions of Mexican pesos in purchasing power as of September 30, 2007)

ASSETS	September 30, 2007 (Unaudited)		December 31, 2006 (Audited)[1]

Current:
Cash	Ps.	640.1	Ps.	690.8
Temporary investments		23,694.0		15,469.3
		24,334.1		16,160.1

Trade notes and accounts receivable, net		6,914.1		13,898.0
Other accounts and notes receivable, net		2,234.2		1,521.2
Due from affiliated companies		254.0		188.9
Transmission rights and programming		3,117.0		3,120.6
Inventories		680.7		790.0
Available-for-sale investment		-		12,083.2
Other current assets		907.1		788.1
Total current assets		37,716.0		48,550.1

Transmission rights and programming, noncurrent		3,653.4		3,504.6
Investments		8,061.4		5,836.8
Property, plant, and equipment, net		21,533.1		21,439.4
Intangible assets and deferred charges, net		6,567.0		5,509.2
Other assets		31.8		25.0
Total assets	Ps.	77,562.7	Ps.	84,865.1

1 The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to September 30, 2007, constant Mexican pesos.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007, AND DECEMBER 31, 2006
(Millions of Mexican pesos in purchasing power as of September 30, 2007)

LIABILITIES	September 30, 2007 (Unaudited)		December 31, 2006 (Audited1)
Current:
Current portion of long-term debt	Ps.	487.2	Ps.	1,008.2
Current portion of satellite transponder lease obligation		95.0		88.1
Trade accounts payable		3,570.9		3,527.0
Customer deposits and advances		8,922.2		17,266.9
Taxes payable		568.0		1,205.5
Accrued interest		213.0		267.8
Due to affiliated companies		90.4		38.9
Other accrued liabilities		2,015.3		2,093.0
Total current liabilities		15,962.0		25,495.4
Long-term debt, net of current portion		21,944.1		18,188.5
Satellite transponder lease obligation, net of current portion		1,061.1		1,145.2
Customer deposits and advances, noncurrent		67.0		274.1
Other long-term liabilities		461.8		533.6
Deferred taxes		1,225.0		1,521.7
Pension plans, seniority premiums, and severance indemnities		311.7		293.4
Total liabilities		41,032.7		47,451.9

STOCKHOLDERS' EQUITY

Capital stock issued, no par value		10,114.3		10,350.0
Additional paid-in capital		4,480.0		4,480.0
		14,594.3		14,830.0
Retained earnings:
Legal reserve		2,103.5		2,103.5
Reserve for repurchase of shares		1,222.3		4,557.8
Unappropriated earnings		21,355.1		17,084.6
Majority interest net income for the period		5,169.6		8,775.9
		29,850.5		32,521.8
Accumulated other comprehensive loss, net		(3,062.4)		(3,785.5)
Shares repurchased		(7,147.0)		(7,771.2)
		19,641.1		20,965.1
Total majority interest		34,235.4		35,795.1
Minority interest		2,294.6		1,618.1
Total stockholders' equity		36,530.0		37,413.2
Total liabilities and stockholders' equity	Ps.	77,562.7	Ps.	84,865.1

[1]	The December 31, 2006, amounts were taken from our audited consolidated financial statements as of December 31, 2006, and restated to September 30, 2007, constant Mexican pesos.

GRUPO TELEVISA, S. A. B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Millions of Mexican pesos in purchasing power as of September 30, 2007)

	Three months ended September 30,				Nine months ended September 30,

	2007		2006		2007		2006
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	10,422.4	Ps.	9,569.7	Ps.	28,718.8	Ps.	27,791.9

Cost of sales[1]		4,406.2		3,984.6		12,682.1		11,924.5

Operating expenses:
Selling[1]		803.1		737.3		2,258.2		2,243.0
Administrative[1]		579.4		530.9		1,755.0		1,648.0
Depreciation and amortization		832.3		667.1		2,293.5		2,024.2
Operating income [2]		3,801.4		3,649.8		9,730.0		9,952.2
Others expense, net		32.9		59.5		817.2		723.0
Integral cost of financing:
Interest expense		523.7		498.1		1,453.7		1,510.1
Interest income		(456.4)		(285.2)		(1,294.9)		(887.1)
Foreign exchange (gain) loss, net		(198.8)		442.0		(227.7)		(15.4)
Loss from monetary position, net		157.9		40.4		166.5		105.8
		26.4		695.3		97.6		713.4
Equity in losses of affiliates, net		149.0		142.4		515.3		338.8
Income before income taxes		3,593.1		2,752.6		8,299.9		8,177.0
Income taxes		973.2		(66.9)		2,409.7		1,455.7
Consolidated net income		2,619.9		2,819.5		5,890.2		6,721.3
Minority interest net income (loss)		256.0		238.9		720.6		338.6
Majority interest net income	Ps.	2,363.9	Ps.	2,580.6	Ps.	5,169.6	Ps.	6,382.7

[1] Excluding depreciation and amortization.
[2] Operating income is an additional income level permitted by the Mexican Financial Reporting Standards in the presentation of an income statement.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR THIRD AND FOURTH QUARTERS OF 2006 AND FIRST, SECOND AND THIRD QUARTERS OF 20071:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sep	3Q07
Channel 2
Rating	11.2	11.7	11.8	11.8	12.1	11.0	11.6	11.5	11.7	10.8	10.2	10.1	10.0	10.1	10.6	10.3	10.3
Share (%)	31.3	32.5	33.3	33.6	33.2	33.0	31.8	32.4	33.4	30.7	29.8	28.8	28.5	28.6	29.7	29.5	29.3
Total Televisa(2)
Rating	25.7	26.1	25.3	25.2	26.1	24.0	25.9	25.2	25.0	24.5	23.8	24.8	24.8	25.0	25.5	25.0	25.2
Share (%)	71.6	72.1	71.5	71.4	71.5	71.6	71.0	71.2	71.1	69.9	69.3	70.6	70.3	71.0	71.5	71.6	71.3

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sep	3Q07
Channel 2
Rating	16.4	17.5	17.1	17.1	16.8	14.8	16.8	16.7	17.5	15.0	13.5	13.4	13.6	14.3	15.2	14.7	14.7
Share (%)	33.2	34.4	34.4	34.4	32.4	31.8	32.8	33.4	35.2	31.0	28.7	28.0	28.3	29.7	31.2	30.6	30.5
Total Televisa(2)
Rating	34.7	36.1	35.1	34.8	36.2	32.8	35.5	35.2	35.0	33.1	31.4	32.6	32.8	33.3	33.9	33.7	33.7
Share (%)	70.3	71.0	70.5	69.9	69.9	70.5	69.5	70.4	70.4	68.4	67.0	68.1	68.3	69.2	69.7	70.1	69.7

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Jul	Aug	Sep	Oct	Nov	Dec	2006	Jan	Feb	Mar	Apr	May	June	Jul	Aug	Sep	3Q07
Channel 2
Rating	23.2	23.5	23.0	22.9	20.9	20.3	22.2	22.2	23.7	20.5	18.1	17.7	18.6	19.1	21.1	18.9	19.7
Share (%)	40.2	39.7	40.1	39.5	35.2	36.4	37.3	38.1	41.1	36.3	33.7	32.4	33.1	34.4	37.4	33.8	35.2
Total Televisa(2)
Rating	41.5	42.8	42.6	42.1	42.4	40.1	41.7	41.8	41.9	39.1	36.6	37.7	38.4	38.2	39.4	38.7	38.7
Share (%)	72.0	72.2	74.1	72.8	71.3	72.0	70.1	71.9	72.5	69.5	68.1	68.9	68.3	68.7	70.0	69.2	69.3

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.

3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated October 24, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President